UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Allot Ltd.

(Name of Issuer)

Common Stock, par value ILS 0.10 per share

(Title of Class of Securities)

M0854Q105

(CUSIP Number)

Outerbridge Capital Management, LLC

767 Third Avenue, 11th Floor

New York, New York 10017

(347) 493-0350

Andrew Freedman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 11, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Outerbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,249,971*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,187,749*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,249,971*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%
14	TYPE OF REPORTING PERSON

OO, IA

* Includes 1,470,000 Ordinary Shares underlying certain call options currently exercisable as described in more detail in Item 6.

2

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Outerbridge Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		889,604*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

889,604*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

889,604*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%
14	TYPE OF REPORTING PERSON

PN

* Includes 790,000 Ordinary Shares underlying certain call options currently exercisable as described in more detail in Item 6.

3

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Outerbridge Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		148,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

148,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

148,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Outerbridge Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		889,604*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

889,604*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

889,604*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%
14	TYPE OF REPORTING PERSON

OO

* Includes 790,000 Ordinary Shares underlying certain call options currently exercisable as described in more detail in Item 6.

5

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Outerbridge Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		148,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

148,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

148,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Rory Wallace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,249,971*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,187,749*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,249,971*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,470,000 Ordinary Shares underlying certain call options currently exercisable as described in more detail in Item 6.

7

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

QVT Family Office Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,062,222
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,062,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,062,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

QVT Associates GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,062,222
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,062,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,062,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

QVT Financial LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,062,222
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,062,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,062,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

PN

10

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

QVT Financial GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,062,222
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,062,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,062,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. M0854Q105

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Ordinary Shares beneficially owned by each of the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 99,604 Ordinary Shares owned directly by Outerbridge Partners is approximately $908,392, excluding brokerage commissions. The aggregate purchase price of the call options referencing 790,000 Ordinary Shares held by Outerbridge Partners that are currently exercisable is approximately $326,016, excluding brokerage commissions. The aggregate purchase price of the 148,000 Ordinary Shares owned directly by Outerbridge SOF II is approximately $2,364,475, excluding brokerage commissions. The aggregate purchase price of the 1,062,222 Ordinary Shares owned directly by QVT Fund is approximately $15,222,631, excluding brokerage commissions. The aggregate purchase price of the 1,470,145 Ordinary Shares held in the Accounts, which Outerbridge Capital may be deemed to beneficially own, is approximately $17,906,760, excluding brokerage commissions. The aggregate purchase price of the call options referencing 680,000 Ordinary Shares held by the Accounts that are currently exercisable, which Outerbridge Capital may be deemed to beneficially own, is approximately $320,452, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Ordinary Shares reported owned by each person named herein is based upon 36,405,729 Ordinary Shares outstanding as of October 25, 2021, which is the total number of Ordinary Shares outstanding as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on November 2, 2021.

A.	Outerbridge Partners
(a)	As of the close of business on March 15, 2022, Outerbridge Partners beneficially owned directly 889,604 Ordinary Shares, including 790,000 Ordinary Shares underlying certain call options that are currently exercisable.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 889,604
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 889,604

12

CUSIP No. M0854Q105

(c)	The transactions in the securities of the Issuer by Outerbridge Partners since the filing of Amendment No. 4 to the Schedule 13D are set forth on Schedule B and incorporated herein by reference.
B.	Outerbridge SOF II
(a)	As of the close of business on March 15, 2022, Outerbridge SOF II beneficially owned directly 148,000 Ordinary Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 148,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 148,000

(c)	The transactions in the securities of the Issuer by Outerbridge SOF II since the filing of Amendment No. 4 to the Schedule 13D are set forth on Schedule B and incorporated herein by reference.
C.	Outerbridge GP
(a)	As the general partner of Outerbridge Partners, Outerbridge GP may be deemed the beneficial owner of the 889,604 Ordinary Shares beneficially owned directly by Outerbridge Partners.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 889,604
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 889,604

(c)	Outerbridge GP has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of Outerbridge Partners since the filing of Amendment No. 4 to the Schedule 13D are set forth on Schedule B and incorporated herein by reference.
D.	Outerbridge GP II
(a)	As the general partner of Outerbridge SOF II, Outerbridge GP II may be deemed the beneficial owner of the 148,000 Ordinary Shares beneficially owned directly by Outerbridge SOF II.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 148,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 148,000

13

CUSIP No. M0854Q105

(c)	Outerbridge GP II has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of Outerbridge SOF II since the filing of Amendment No. 4 to the Schedule 13D are set forth on Schedule B and incorporated herein by reference.
E.	Outerbridge Capital
(a)	As the investment manager of each of Outerbridge Partners, Outerbridge SOF II and the Accounts, Outerbridge Capital may be deemed the beneficial owner of the (i) 889,604 Ordinary Shares beneficially owned directly by Outerbridge Partners, (ii) 148,000 Ordinary Shares beneficially owned directly by Outerbridge SOF II, and (iii) 2,150,145 Ordinary Shares held in the Accounts, including 680,000 Ordinary Shares underlying certain call options that are currently exercisable. In addition, Outerbridge Capital may be deemed to beneficially own the 1,062,222 Ordinary Shares beneficially owned directly by QVT Fund pursuant to the QVT Voting Agreement (as defined in Item 6).

Percentage: Approximately 11.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,249,971
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,187,749

(c)	Outerbridge Capital has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of each of Outerbridge Partners, SOF II, and the Accounts are set forth in Schedule B and are incorporated herein by reference.
F.	Rory Wallace
(a)	As the managing member of each of Outerbridge Capital, Outerbridge GP and Outerbridge GP II, Mr. Wallace may be deemed the beneficial owner of the (i) 889,604 Ordinary Shares beneficially owned directly by Outerbridge Partners, (ii) 148,000 Ordinary Shares beneficially owned directly by Outerbridge SOF II, (iii) 2,150,145 Ordinary Shares held in the Accounts, including 680,000 Ordinary Shares underlying certain call options that are currently exercisable and (iv) 1,062,222 Ordinary Shares beneficially owned directly by QVT Fund.

Percentage: Approximately 11.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,249,971
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,187,749

(c)	Mr. Wallace has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of each of Outerbridge Partners, Outerbridge SOF II, and the Accounts are set forth in Schedule B and are incorporated herein by reference.
14

CUSIP No. M0854Q105

G.	QVT Fund
(a)	As of the close of business on March 15, 2022, QVT Fund beneficially owned directly 1,062,222 Ordinary Shares.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,062,222
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,062,222

(c)	The transactions in the securities of the Issuer by QVT Fund since the filing of Amendment No. 4 to the Schedule 13D are set forth on Schedule B and incorporated herein by reference.
H.	QVT Associates GP
(a)	As the general partner of QVT Fund, QVT Associates GP may be deemed the beneficial owner of the 1,062,222 Ordinary Shares beneficially owned directly by QVT Fund.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,062,222
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,062,222

(c)	QVT Associates GP has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of QVT Fund since the filing of Amendment No. 4 to the Schedule 13D are set forth on Schedule B and incorporated herein by reference.
I.	QVT Financial
(a)	As the investment manager of QVT Fund, QVT Financial may be deemed the beneficial owner of the 1,062,222 Ordinary Shares beneficially owned directly by QVT Fund.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,062,222
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,062,222

(c)	QVT Financial has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of QVT Fund since the filing of Amendment No. 4 to the Schedule 13D are set forth on Schedule B and incorporated herein by reference.
15

CUSIP No. M0854Q105

J.	QVT Financial GP
(a)	As the general partner of QVT Financial, QVT Financial GP may be deemed the beneficial owner of the 1,062,222 Ordinary Shares beneficially owned directly by QVT Fund.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,062,222
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,062,222

(c)	QVT Financial has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of QVT Fund since the filing of Amendment No. 4 to the Schedule 13D are set forth on Schedule B and incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Outerbridge Partners has purchased certain American-style call options referencing an aggregate of 200,000 Ordinary Shares, which are currently exercisable, have a strike price of $7.50 per Ordinary Share and expire on March 18, 2022, as further described on Schedule B hereto.

16

CUSIP No. M0854Q105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2022

OUTERBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE PARTNERS, LP

By:	Outerbridge Partners GP, LLC, its general partner

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE SPECIAL OPPORTUNITIES FUND II, LP

By:	Outerbridge Special Opportunities GP II, LLC, its general partner

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE PARTNERS GP, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE SPECIAL OPPORTUNITIES GP II, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

/s/ Rory Wallace
RORY WALLACE

17

CUSIP No. M0854Q105

QVT FAMILY OFFICE FUND LP

By:	QVT Associates GP LLC, its general partner

By:	/s/ Dan Gold
	Name:	Dan Gold
	Title:	Managing Member

By:	/s/ Tracy Fu
	Name:	Tracy Fu
	Title:	Managing Member

QVT ASSOCIATES GP LLC

By:	/s/ Dan Gold
	Name:	Dan Gold
	Title:	Managing Member

By:	/s/ Tracy Fu
	Name:	Tracy Fu
	Title:	Managing Member

QVT FINANCIAL LP

By:	QVT Financial GP LLC, its general partner

By:	/s/ Dan Gold
	Name:	Dan Gold
	Title:	Managing Member

By:	/s/ Tracy Fu
	Name:	Tracy Fu
	Title:	Managing Member

QVT FINANCIAL GP LLC

By:	/s/ Dan Gold
	Name:	Dan Gold
	Title:	Managing Member

By:	/s/ Tracy Fu
	Name:	Tracy Fu
	Title:	Managing Member

18

CUSIP No. M0854Q105

SCHEDULE B

Transactions in Securities of the Issuer Since the Filing of Amendment No. 4 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

OUTERBRIDGE PARTNERS, LP

Purchase of Ordinary Shares	60,000	$7.4764	02/24/2022
Purchase of March 18, 2022 Call Options ($7.50 Strike Price)	200,000	$0.6725	02/25/2022
Sale of Ordinary Shares	(74,500)	$7.7879	02/25/2022

OUTERBRIDGE SPECIAL OPPORTUNITIES FUND II, LP

Purchase of Ordinary Shares	7,000	$7.5933	03/08/2022

OUTERBRIDGE CAPITAL MANAGEMENT LLC

(Through the Accounts)

Purchase of Ordinary Shares	3,192	$8.1768	03/01/2022
Purchase of Ordinary Shares	2,808	$8.1768	03/01/2022

QVT FAMILY OFFICE FUND LP

Purchase of Ordinary Shares	100,000	$7.4500	03/08/2022
Purchase of Ordinary Shares	32,022	$7.7389	03/10/2022
Purchase of Ordinary Shares	100,000	$7.5927	03/11/2022
Purchase of Ordinary Shares	29,204	$7.6786	03/14/2022
Purchase of Ordinary Shares	33,254	$7.7766	03/15/2022